Sent via E-mail
September 20, 2022
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re: Registration Statement on Form F-4 (Registration No. 333-267015) To whom it may concern:
         Reference is made to the above-referenced registration statement (the
  Registration Statement   ) of
SatixFy Communications Ltd. (   SatixFy   ) under the Securities Act of 1933,
as amended (the    Securities
Act   ) with respect to a proposed business combination involving SatixFy and
Endurance Acquisition Corp.
(   Endurance   ), a special purpose acquisition company (the    Transaction
). The Registration Statement has
not yet been declared effective as of the date of this letter.

        This letter is to advise you that, effective as of September 20, 2022, our firm has resigned from, or ceased or refused to act in, every capacity and relationship in which we were described in the Registration
Statement as acting or agreeing to act (including, without limitation, any capacity or relationship (A) required to be described under Paragraph (5) of Schedule A (15 U.S.C. 77aa) or
(B) for which consent is
required under Section 7 of the Securities Act) with respect to the Transaction.

         Therefore, we hereby advise you, SatixFy and Endurance, pursuant to
Section 11(b)(1) of the
Securities Act, that none of our firm, any person who controls it (within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended) or any of its affiliates (within the meaning of Rule 405 under the Securities Act) will be responsible for any part of the Registration Statement. This notice is not intended to constitute an acknowledgment or admission that we have been or are an underwriter (within the meaning of Section 2(a)(11) of the Securities Act or the rules and regulations promulgated thereunder) with respect to the Transaction.


                                                          Sincerely,

                                                          Truist Securities,
Inc.


                                                          By: _________________
                                                          Name: Lew Dsouza
                                                          Title: Director, TMT
M&A



    cc: Evan Ewing, Division of Corporation Finance
        Endurance Acquisition Corp.
        SatixFy Communications Ltd.